Eventnoire, Inc



ANNUAL REPORT

222 Merchandise Mart Plaza #1212

Chicago, IL 60654

(773) 759-4363

www.eventnoire.com

This Annual Report is dated May 1, 2024.

BUSINESS

Eventnoire, Inc. ("Eventnoire" or the "Company") is the premiere end-to-end event management platform for events that celebrate Black culture. We offer event registration and enable event attendees to purchase tickets for events that are both physical and virtual. Eventnoire drives revenue from 17% service fees for paid transactions, advertising revenue, and services to event curators. We will also offer a subscription-based membership for event organizers who want to participate in our revenue share program and receive a % of their ticket fees as commission for using Eventnoire.

Eventnoire is a C-corp headquartered in Illinois with plans to expand globally to be the worldwide gateway for cultural events and experiences.

Eventnoire, Inc. is a C-corp organized under the laws of the state of Delaware that provides software solutions, marketing services, sponsorship support for event planners for online event registration, event management, mobile apps for events, e-mail marketing, sms marketing, and seamless event ticketing process for attendees that also enables speedier payouts for its ecosystem of over 2,000 event curators throughout the country. The Company's business model consists of a fee-for-service model, an advertising model, and a subscription model focused on culturally relevant event curators. Our platform is mainly used in the US but has been used globally at venues, festivals, and private events like Hyde Park Summer Festival in Chicago, Howard Homecoming in DC, Alpha Phi Alpha Fraternity, Inc. Conventions, etc.

Reasons to invest: include the large/rapid growth of our event ticketing category; doubling in sals, the leverage of our founders' industry knowledge/network; our impressive traction, and consistent revenue growth; among many other reasons.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $73,100.00
Number of Securities Sold: 1,631,795
Use of proceeds: Funding operations
Date: July 23, 2020
Offering exemption relied upon: 506(c)

Type of security sold: SAFE
Final amount sold: $280,000.00
Use of proceeds: Funding operations
Date: May 20, 2020
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 451,430
Use of proceeds: CTO

Date: October 15, 2020

Offering exemption relied upon: 506(c)
Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Techstars funding operations
Date: July 23, 2021
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: funding operations and hiring
Date: October 12, 2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $56,612 compared to $111,069 in fiscal year 2021.

Eventnoire's revenue has seen strong growth due to the increasing number of event curators and total GMV as well as larger events/partnerships being hosted on our platform.

Cost of sales

Cost of Sales for fiscal year 2020 was $41,216 compared to $105,401 in fiscal year 2021.

This increase was largely due to adding salespeople

Gross margins

Gross margins for fiscal year 2020 were $15,396 compared to $5,667 in fiscal year 2021.

This was due to increased expenses.

Expenses

Expenses for fiscal year 2020 were $62,494 compared to $180,581 in fiscal year 2021.

This increase was also mainly due to adding salespeople.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our industry continues to grow and we are continuing to secure festival partnerships in the future.

Past cash was primarily generated through sales and revenue from our ticketing service. Our goal is to grow revenue by focusing on developing partnerships with the organizers of large events (music festivals, conferences, etc.) and monetizing its proprietary data. Eventnoire is targeting $550K in revenue and $1.9M in revenue for 2023 via online ticket revenue and advertising partnerships.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $27,979.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Government (EIDL - Economic Injury and Disaster Loan)

Amount Owed: $183,800.00

Interest Rate: 3.75%

Maturity Date: June 30, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Oluwafemi (Femi) L. Masha

Oluwafemi (Femi) L. Masha's current primary role is with Dentons.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September, 2017 - Present

Responsibilities: Heading up operations and assisting with strategy implementation, corporate structure, and corporate governance. Officer does not take a salary.

Position: Board Director

Dates of Service: September, 2017 - Present

Responsibilities: Managing the business and affairs of the company

Other business experience in the past three years:

Employer: Pyramid Solutions & Marketing, Inc.

Title: VP

Dates of Service: May, 2011 - Present

Responsibilities: Strategy and Planning

Other business experience in the past three years:

Employer: Dentons

Title: Managing Associate

Dates of Service: January, 2022 - Present

Responsibilities: Trial lawyer

Other business experience in the past three years:

Employer: Husch Blackwell

Title: Associate

Dates of Service: January, 2019 - December, 2021

Responsibilities: IP Attorney

Name: Onyewuchi (Jeffrey) J. Osuji

Onyewuchi (Jeffrey) J. Osuji's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: September, 2017 - Present

Responsibilities: Oversee strategy, hiring, and execution of strategic plans

Position: Board Director

Dates of Service: September, 2017 - Present

Responsibilities: Managing the business and affairs of the company

Other business experience in the past three years:

Employer: Pyramid Solutions & Marketing, Inc.

Title: President

Dates of Service: May, 2011 - Present

Responsibilities: event planning and sponsorship sales requiring minimal time worked

Other business experience in the past three years:

Employer: MD Newsline, Inc.

Title: Principal

Dates of Service: October, 2019 - Present

Responsibilities: Strategy and advisory

Other business experience in the past three years:

Employer: 1871

Title: Entrepreneur In Residence

Dates of Service: May, 2022 - Present

Responsibilities: Help facilitate the BLK Tech Founders Accelerator and support early-stage tech startups along their journey

Other business experience in the past three years:

Employer: Kale Realty

Title: Real Estate Agent

Dates of Service: July, 2019 - Present

Responsibilities: assist buyers with purchasing and selling real estate

Other business experience in the past three years:

Employer: Osuji Enterprises

Title: CEO

Dates of Service: July, 2019 - Present

Responsibilities: Oversee holding company for real estate that requires very limited time

Other business experience in the past three years:

Employer: BlackDoctor, Inc.

Title: National Advertising Director

Dates of Service: September, 2011 - November, 2019

Responsibilities: Led advertising sales initiatives

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Onyewuchi J. Osuji

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 31.97

Title of class: Common Stock

Stockholder Name: Oluwafemi L. Masha

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 31.97

RELATED PARTY TRANSACTIONS

Name of Entity: Oluwafemi Masha & Onyewuchi Osuji

Relationship to Company: Directors, Officers, and 20%+ shareholders

Nature / amount of interest in the transaction: The Company loaned money to some of its shareholders bearing no interest with maturity upon demand. The total ending balance of this receivable was $33,163 as of December 31, 2021.

Material Terms: No interest and maturity upon demand.

OUR SECURITIES

The company has authorized Common Stock, SAFE NOTES, SAFE NOTES, SAFE NOTES, CONVERTIBLE NOTE, and CONVERTIBLE NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,154,205 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,382,591 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 451,430 shares to be issued pursuant to stock option and RSUs issued and outstanding

SAFE NOTES

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

Amount outstanding: $67,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: QUALIFIED ROUND

Material Rights

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

SAFE NOTES

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

Amount outstanding: $163,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: QUALIFIED ROUND

Material Rights

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

SAFE NOTES

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

Amount outstanding: $90,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: QAULIFIED ROUND

Material Rights

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

CONVERTIBLE NOTE

The security will convert into Equity and the terms of the CONVERTIBLE NOTE are outlined below:

Amount outstanding: $100,000.00

Maturity Date: July 23, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: QUALIFIED ROUND

Material Rights

The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $3M divided by the total number of the Company's outstanding shares.

CONVERTIBLE NOTE

The security will convert into Equity and the terms of the CONVERTIBLE NOTE are outlined below:

Amount outstanding: $500,000.00

Maturity Date: October 01, 2024

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: QUALIFIED ROUND

Material Rights

The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $6M divided by the Company's fully-diluted capital.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the event management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for event management. Our revenues are therefore dependent upon live events occurring. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Eventnoire Premium Services. Delays or cost overruns in the development of Eventnoire Premium and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stockthat an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Eventnoire, Inc. was formed on October4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eventnoire, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eventnoire Premium is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eventnoire, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eventnoire, Inc. could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. Seasonality Events and leisure activity are seasonal and this can impact revenue volatility and seasonality. Events restrictions Events and the event industry can be heavily impacted by government regulations and pandemics.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Eventnoire, Inc

By   /s/ *Jeff Osuji*

      Name: Eventnoire INC

      Title: CEO, Co-Founder

Exhibit A

FINANCIAL STATEMENTS

EVENTNOIRE INC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (5680)	0.00
Bank of America Checking	364,850.78
Cash on hand	388.74
Total Bank Accounts	**$365,239.52**
Other Current Assets	
Loans to Stockholders	365,755.94
Uncategorized Asset	0.00
Total Other Current Assets	**$365,755.94**
Total Current Assets	**$730,995.46**
TOTAL ASSETS	**$730,995.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Contractors Payable	0.00
Loan from Shareholders	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
SAFE	885,940.00
SBA Loan	169,800.00
Total Long-Term Liabilities	**$1,055,740.00**
Total Liabilities	**$1,055,740.00**
Equity	
Additional Paid-in Capital	102,374.79
Capital Stock	775.67
Deferred Compensation	2.04
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-197,066.02
Net Income	-230,831.02
Total Equity	**$ -324,744.54**
TOTAL LIABILITIES AND EQUITY	**$730,995.46**

EVENTNOIRE INC

Profit and Loss

January - December 2022

	TOTAL
Income	
Event Revenue (deleted)	49,709.36
Ticket Fee Revenue	245,002.64
Total Income	**$294,712.00**
Cost of Goods Sold	
Advertising & Marketing	48,336.84
Contractors	30,694.84
Shipping	1,539.92
Total Cost of Goods Sold	**$80,571.60**
GROSS PROFIT	**$214,140.40**
Expenses	
Bank Charges & Fees	300.11
Car & Truck	30.00
Commissions	8,382.98
Consulting Expense	3,685.00
Employee Benefits	6,053.95
Events	64,288.12
Legal & Professional Services	76,620.12
Meals & Entertainment	23,214.11
Miscellanous	18,258.67
Office Supplies & Software	23,236.95
Officer's Compensation	35,416.62
Payroll Fees	6,158.93
Payroll Taxes	10,654.74
Repairs & Maintenance	1,025.00
Taxes & Licenses	26.00
Travel	32,800.35
Wages	134,819.77
Total Expenses	**$444,971.42**
NET OPERATING INCOME	**$ -230,831.02**
NET INCOME	**$ -230,831.02**

EVENTNOIRE INC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-230,831.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to Stockholders	-332,592.92
Contractors Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-332,592.92**
Net cash provided by operating activities	**$ -563,423.94**
FINANCING ACTIVITIES	
SAFE	604,940.00
Net cash provided by financing activities	**$604,940.00**
NET CASH INCREASE FOR PERIOD	**$41,516.06**
Cash at beginning of period	323,723.46
CASH AT END OF PERIOD	**$365,239.52**

EVENTNOIRE INC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
5/3 BUSINESS STANDARD CHECKING (5680)	0.00
Bank of America Checking	27,590.73
Cash on hand	388.74
Total Bank Accounts	**$27,979.47**
Other Current Assets	
Loans to Stockholders	407,564.86
Uncategorized Asset	0.00
Total Other Current Assets	**$407,564.86**
Total Current Assets	**$435,544.33**
TOTAL ASSETS	**$435,544.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Contractors Payable	0.00
Loan from Shareholders	-1,750.00
Total Other Current Liabilities	**$ -1,750.00**
Total Current Liabilities	**$ -1,750.00**
Long-Term Liabilities	
SAFE	920,940.00
SBA Loan	169,800.00
Total Long-Term Liabilities	**$1,090,740.00**
Total Liabilities	**$1,088,990.00**
Equity	
Additional Paid-in Capital	277,678.02
Capital Stock	775.67
Deferred Compensation	20,002.04
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-427,897.04
Net Income	-524,004.36
Total Equity	**$ -653,445.67**
TOTAL LIABILITIES AND EQUITY	**$435,544.33**

EVENTNOIRE INC

Profit and Loss

January - December 2023

	TOTAL
Income	
Billable Expense Income	4,000.00
Event Revenue	194,532.18
Ticket Fee Revenue	340,459.74
Total Income	**$538,991.92**
Cost of Goods Sold	
Advertising & Marketing	144,808.85
App/Web Development	30,300.00
Contractors	173,813.91
Shipping	549.34
Total Cost of Goods Sold	**$349,472.10**
GROSS PROFIT	**$189,519.82**
Expenses	
Bank Charges & Fees	130.22
Charitable Contributions	425.00
Commissions	18,282.36
Consulting Expense	7,150.00
Employee Benefits	23,134.34
Events	67,890.92
Insurance	409.38
Interest Paid	2,519.00
SBA Loan Interest	16,962.00
Total Interest Paid	**19,481.00**
Legal & Professional Services	43,531.36
Meals & Entertainment	50,025.99
Office Supplies & Software	43,615.80
Other Business Expenses	4,648.00
Payroll Fees	452.90
Payroll Taxes	32,635.82
Reimbursable Expenses	11,119.90
Rent & Lease	1,040.67
Software and Development	25,686.60
Telephone	51.75
Travel	67,430.91
Uncategorized Expense	2,039.14
Wages	293,275.32
Total Expenses	**$712,457.38**
NET OPERATING INCOME	**$ -522,937.56**
Other Expenses	
Event Expenses	1,066.80
Total Other Expenses	**$1,066.80**
NET OTHER INCOME	**$ -1,066.80**

EVENTNOIRE INC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-524,004.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to Stockholders	-41,808.92
Uncategorized Asset	0.00
Contractors Payable	0.00
Loan from Shareholders	-1,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-43,558.92**
Net cash provided by operating activities	**$ -567,563.28**
FINANCING ACTIVITIES	
SAFE	35,000.00
Additional Paid-in Capital	175,303.23
Deferred Compensation	20,000.00
Net cash provided by financing activities	**$230,303.23**
NET CASH INCREASE FOR PERIOD	**$ -337,260.05**
Cash at beginning of period	365,239.52
CASH AT END OF PERIOD	**$27,979.47**

EVENTNOIRE INC

Profit and Loss

January - December 2023

	TOTAL
NET INCOME	$ -524,004.36

I, _Onyewuchi J. Osuji_, the President of Eventnoire, Inc., hereby certify that the financial statements of Eventnoire, Inc. and notes thereto for the periods ending December 2022 (first Fiscal Year End of Review) and December 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $_ $538,992; taxable income of $_ 0_ and total tax of $_0_.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _April_, 2024_.

O. Jeffrey Osuji (Signature)

CEO_____ (Title)

_April 25, 2024_____ (Date)

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	6,000,000	-	-	-	-
Stock option compensation			525,000				
Shares issued for cash	-	-	400,000	12,500	987,500	-	1,000,000
Net income (loss)	-	-	-	-	-	(9,881)	(9,881)
December 31, 2017	-	$ -	6,925,000	$ 12,500	$ 987,500	$ (9,881)	$ 990,119
Shares issued for cash	-	-	1,356,725	60,000	940,000	-	1,000,000
Net income (loss)	-	-	-	-	-	$ (44,167)	(44,167)
December 31, 2018	-	$ -	8,281,725	$ 72,500	$ 1,927,500	$ (54,048)	$ 1,945,952
Net income (loss)	-	-	-	-	-	(48,005)	(48,005)
December 31, 2019	-	$ -	8,281,725	$ 72,500	$ 1,927,500	$ (102,053)	$ 1,897,947
Shares cancelled	-	-	(6,000,000)	-		-	-
Shares reissued from cancelled shares	-	-	6,000,000	-		-	-
Shares issued for services	-	-	40,886	-		-	-
Net income (loss)	-	-	-	-	-	$ (46,098)	(46,098)
December 31, 2020	-	$ -	8,322,611	$ 72,500	$ 1,927,500	$ (196,156)	$ 1,803,844
Shares cancelled	-	-	(6,000,000)	-		-	-
Shares reissued from cancelled shares	-	-	6,000,000	-		-	-
Shares issued for services	-	-	43,988	-		-	-
Net income (loss)	-	-	-	-	-	$ (48,914.25)	(48,914)
December 31, 2021	-	$ -	8,366,599	$ 72,500	$ 1,927,500	$ (291,168)	$ 1,708,832
Shares issued for services			22,049	$ -			
Shares issued for cash	-	-	562,956	$ 20,000.00		-	20,000
Net income (loss)	-	-	-	-	-	$ (230,831)	(230,831)
December 31, 2022	-	$ -	8,951,604	$ 92,500	$ 1,927,500	$ (570,914)	$ 1,449,086
Shares issued for cash	-	-	212,830	$ 214,861.35		-	214,861
Net income (loss)	-	-	-	-	-	(528,504)	(528,504)
December 31, 2023	-	$ -	9,164,434	$ 307,361	$ 1,927,500	$ (1,330,249)	$ 904,612

NOTE 1 – NATURE OF OPERATIONS

Eventnoire was formed on September 19, 2017 ("Inception") in the State of Delaware. The financial statements of Eventnoire (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

Eventnoire *provides event management software and marketing services, helping event organizers host events profitably and helping brands with brand awareness and marketing campaigns. Eventnoire also creates content and operates as a media platform.*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017, and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues when **(b) the service has been performed and revenue has been collected.**

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and IL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities since October 2017. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has an outlying SBA Disaster loan with a monthly payment of $855 and a balance of roughly $169,800.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We are also not holding any operating leases or long term leases of property, land, facilities, or equipment.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of shares of our common stock with par value of $1. As of December 2023. The company has currently issued 659,873 shares of our common stock

NOTE 6 – RELATED PARTY TRANSACTIONS

Total advanced loan to shareholders is $407,564.86 since the inception of the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jeff Osuji, Principal Executive Officer of Eventnoire, Inc, hereby certify that the financial statements of Eventnoire, Inc included in this Report are true and complete in all material respects.

Jeff Osuji

CEO, Co-Founder